
October 21, 2021

Tony McCourt
Legal Counsel
PropertyGuru Group Limited
Paya Lebar Quarter 1
Paya Lebar Link
#12-01/04
Singapore 408533

>   **Re: PropertyGuru Group Ltd**
>   **Draft Registration Statement on Form S-4**
>   **Submitted September 20, 2021**
>   **CIK No. 0001873331**

Dear Mr. McCourt:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4

Cover Page

1.   Please revise the prospectus cover page to present the information in plain English. Revise the cover page so that the focus is less on the mechanics and legal description of the transactions and more on highlighting that Bridgetown 2 has entered into a business combination transaction with PropertyGuru where Bridgetown 2 will merge into the newly formed PubCo, PropertyGuru will become a wholly-owned subsidiary, and Bridetown 2 equity holders and PropertyGuru equity holders will receive ordinary shares of PubCo pursuant to the registration statement. Disclose the aggregate amount and type

of consideration to be paid to the equity holders of PropertyGuru and the exchange ratio. Also disclose the number of ordinary shares that each company's equity holders will receive.

Questions and Answers About the Proposals

Q: Why is Bridgetown 2 proposing the Business Combination?, page 11

2.   Please briefly disclose PropertyGuru's business or provide a cross-reference to the sections where PropertyGuru's business is discussed.

Q: What is the PIPE financing (private placement)?, page 13

3.   Please disclose if Bridgetown 2's Sponsor, directors, officers or their affiliates will participate in the PIPE financing.

Q: What shall be the relative equity stakes of Bridgetown 2 shareholder...?, page 13

4.   Please clarify if the maximum redemption scenario assume the redemption of all of the public shares.

Q: How do the insiders of Bridgetown 2 intend to vote on the proposals?, page 15

5.   In light of the fact that the SPAC Sponsor and others holding 20% of outstanding Bridgetown 2 shares have agreed to vote their shares to approve the Business Combination Proposal, please disclose the percentage of the remaining shares that are needed to approve the Business Combination Proposal assuming all Bridgetown 2 outstanding shares are voted and assuming only a quorum of Bridgetown shares are voted.

Q: What Interests do Bridgetown 2's Directors and Officers have in the Business Combination?, page 15

6.   Please quantify the aggregate dollar amount and describe the nature of what Bridgetown 2's Sponsor, officers and directors and their affiliates have at risk that depends on completion of a business combination. For example, please quantify the following:
   • Disclose any consideration provided in exchange for these shareholders agreeing to waive their redemption rights.
   • Disclose the current market value of the Sponsor's private placement warrants.
   • Disclose the current value of loans extended, fees due, and out-of-pocket expenses for which the these shareholders are awaiting reimbursement.
   • Disclose the amount of investment by these shareholders that will be lost as a result of waiving liquidating distributions.

7.   Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Q: What happens if a substantial number of Bridgetown 2 shareholders...exercise their redemption rights?, page 19

8. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

9. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Selected Historical Financial Data of PropertyGuru
Other Financial Data, page 42

10. Please revise the above caption ("Other Financial Data") to label it as Non-GAAP Financial Measures.

11. The non-GAAP measures Adjusted EBITDA Before HQ Costs and Adjusted EBITDA Before HQ Costs Margin do not appear to be conducive to an investors' understanding of your operating performance since they exclude your corporate HQ costs and other necessary costs of operations. Please remove them or advise us. Refer to Q&A 100.01 of the C&DI on Non-GAAP Financial Measures.

Risk Factors, page 49

12. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

We rely on third-party suppliers and service providers..., page 68

13. We note your disclosure in this risk factor of your reliance on Amazon Web Services for the majority of your hosting and infrastructure requirements. Please disclose the material terms of your agreement with such provider, including the term and any termination provisions.

Organizational Structure, page 120

14. We note that the TPG Investor Entities, the KKR Investor and REA will own a minimum of approximately 67% of PubCo's ordinary shares. Please revise the organizational diagram of PubCo after the business combination transactions to show the percentage ownership of PubCo by material groups of shareholders, including Bridgetown 2's Sponsor and affiliates, Bridgetown 2's public shareholders, the PIPE investors, the TPG

Investor Entities, the KKR Investor and REA. Provide this information assuming both no redemptions and maximum redemptions.

The Business Combination Proposal
Background of the Business Combination, page 121

15. Please describe how the target was identified and by whom, and how the negotiations were started and by whom. If applicable, please disclose the identification of any targets other than the current target, including a description of any letters of intent or confidentiality agreements entered into with potential target companies. If a sponsor, a member of management or affiliates have a track record with SPACs, please provide balanced disclosure about this record and the outcomes of the prior transactions. Please also disclose if the sponsor has other SPACs in the process of searching for a target company, whether the SPAC's sponsors considered more than one active SPAC to be the potential acquirer and how the final decision was reached.

16. Expand your disclosure of the parties' negotiations of the business combination and related agreements to discuss the specific, material terms proposed in the letters of intent, drafts of the merger agreement, and related transactions, the terms and conditions of the final merger agreement, the determination of the final structure of the proposed transaction, and the ultimate amount and form of consideration.

Bridgetown 2's Board of Directors' Reasons for the Approval of the Business Combination, page 128

17. Please discuss how the Bridgetown 2 Board determined the $1.35 billion enterprise value of PropertyGuru. As part of the discussion, disclose the Board's analysis of selected comparable companies that lead to its determination that the $1.35 billion valuation "represents an attractive valuation relative to selected comparable companies."

The Merger Proposal, page 142

18. We note that the Merger Proposal includes a resolution to authorize the amended and restated memorandum and articles of PubCo in the form set forth in Annex B to the proxy statement/prospectus. Please provide for a separate vote by Bridgetown 2 shareholders to authorize the amended and restated memorandum and articles of PubCo so that Bridgetown 2 shareholders are given the opportunity to vote on material changes between PubCo's amended and restated memorandum and articles and Bridgertown 2's amended and restated memorandum and articles. See the Compliance and Disclosure Interpretations Regarding Unbundling under Rule 14a-4(a)(3).

Material Tax Considerations, page 144

19.   We note from your disclosure in this section the Merger is intended to qualify as a reorganization under Section 368(a)(1)(F) of the Tax Code. Therefore, please file an opinion of counsel supporting such a conclusion. Refer to Item 601(b)(8) of Regulation S-K. See also Staff Legal Bulletin No. 19 for further guidance.

20.   Please revise to discuss the material tax consequences of the business combination for PropertyGuru's equity holders who are receiving PubCo shares.

Unaudited Pro Forma Condensed Combined Financial Statements
Unaudited Pro Forma Condensed Combined Statement of Operations, page 157

21.   Please put brackets around the pro forma net loss per share amounts.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements, page 159

22.   Refer to Adjustment A3. Please describe how you gave pro forma effect to the debt capitalization and cash settlement for the balances due to and from the Panama Group as disclosed in Note 2.1 of the Panama Group's financial statements.

23.   In connection with pro forma adjustment A3, tell us how you considered giving effect to REA's assignment of "rights to source code and object code that was developed by the Panama Group and used in the websites and applications operated by the Panama Group in connection with their businesses prior to the transaction."   We note your disclosure in the third paragraph on page 256 in this regard.

24.   Please tell us how you considered giving pro forma effect to REA's right to acquire an 18% equity interest in the combined companies.

25.   Refer to your presentation of the estimated fair value of Bridgetown 2 net assets acquired in note C3(c). Provide us your your analysis for concluding that Bridgetown 2's private placement warrants could be considered part of deemed consideration instead of part of net assets acquired. Refer to your basis in the accounting literature.

26.   Refer to Adjustment C5. Addressing their manner of settlement, please provide us your basis for reclassifying the Bridgetown 2 warrant liability as equity post-acquisition. Refer to IFRS 2 or IAS 32 as appropriate.

27.   Please make clear if the exchange for the 112,000 PropertyGuru warrants with an exercise price of S$341.60 per warrant into a PubCo warrant to purchase 4,043,411 PubCo Ordinary Shares at a price of $6.92 per warrant is consistent with the exchange ratio set forth in the prospectus and whether it has been given any pro forma effect.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
2, IFRS Policy and Presentation Alignment, page 159

28.   We note no adjustments were required to convert Bridgetown 2's historical financial information from US GAAP to IFRS. In your presentation of the Bridgetown 2 founders' shares, including but not limited to those shares transferred by the sponsor to the CEO and other parties, tell us how you assessed their fair value pursuant to IFRS 2 and whether they are compensatory. Provide us your assumptions regarding the grant date and vesting/service period for the share-based payments.

Audited Consolidated Financial Statements of PropertyGuru and its Subsidiaries, page F-2

29.   Please clarify on the face of your financial statements that they are presented in Singapore Dollars.

Notes to the Financial Statements
For the financial years ended 31 December 2020 and 2019
4. Segment Information, page F-32

30.   Please revise the table on page F-34 to remove the reference to Headquarters adjusted EBITDA, a non-GAAP measure. In lieu thereof, please replace the line item with the headquarters expenses associated with the subject measure.

Audited Combined Financial Statements of the Panama Group
Notes to the combined financial statement for the financial years ended 31 December 2020 and 31 December 2019
1. General Information, page F-113

31.   We note the Panama Group's subsidiaries in Malaysia and Thailand. In a separate note, please disclose segment information, including but not limited to geographical areas, major customers and revenues from external customers for each product and service. Refer to paragraphs 31-34 of IFRS 8.

2. Summary of significant accounting policies
2.17 Revenue
(c) Depth credits, page F-128

32.   Please expand your disclosure to describe the nature and basis for measurement of performance obligations from depth credits, principal versus agent considerations, and significant payment terms from your customers. Refer to paragraph 119 of IFRS 15.

17. Related party transactions and balances, page F-145

33.   Refer to your tabular disclosure of the transfer of intangible assets by REA and
        subsidiaries into the Panama Group. Please disclose the nature of such intangible assets
        for each period presented.

General

34.   Please include Annexes A (Business Combination Agreement) and B (Form of
        Memorandum and Articles of Association of PubCo) within the proxy
        statement/prospectus.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding
comments on the financial statements and related matters. Please contact Priscilla Dao,
Staff Attorney, at (202) 551-5997 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with
any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Noah Carr, Esq.